REGISTRATION NO. 333-70737
                                                                    CIK# 910943

===============================================================================

                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                        ----------------------
                           AMENDMENT NO. 1
                                  TO
                        REGISTRATION STATEMENT
                                  ON
                               FORM S-6
                        ----------------------
              FOR REGISTRATION UNDER THE SECURITIES ACT
               OF 1933 OF SECURITIES OF UNIT INVESTMENT
                  TRUSTS REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:
               RANSON UNIT INVESTMENT TRUSTS, SERIES 75

B.  NAME OF DEPOSITOR:
                     RANSON & ASSOCIATES, INC.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
                     Ranson & Associates, Inc.
                  250 North Rock Road, Suite 150
                    Wichita, Kansas  67206-2241

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                    Copy to:
        ALEX R. MEITZNER                         MARK J. KNEEDY
     Ranson & Associates, Inc.               c/o Chapman and Cutler
  250 North Rock Road, Suite 150             111 West Monroe Street
    Wichita, Kansas  67206-2241             Chicago, Illinois  60603

E.  TITLE OF SECURITIES BEING REGISTERED:  Units of Beneficial Interest

E.  APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
           As soon as practicable after the effective date
                   of the Registration Statement.
 _
|X| Check box if it is proposed that this filing will become effective at 2:00 P.M. on January 21, 1999 pursuant to paragraph (b) of Rule 487.

===============================================================================
     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     RANSON UNIT INVESTMENT TRUST, SERIES 75

S&P SmallCap 600 Index Trust, Series 2 seeks to increase the value of your investment by investing in a portfolio of the stocks of companies in the Standard & Poor's 600 Composite Stock Price Index. Of course, we cannot guarantee that the Trust will achieve its objectives.

                Units are not deposits or obligations of any bank
                  or government agency and are not guaranteed.

       You should read this prospectus and retain it for future reference.

                                January 21, 1999



             The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy of this prospectus.
               Any contrary representation is a criminal offense.

RANSON UNIT INVESTMENT TRUSTS, SERIES 75

ESSENTIAL INFORMATION

AS OF JANUARY 20, 1999*
SPONSOR, SUPERVISOR AND EVALUATOR: RANSON & ASSOCIATES, INC.
             TRUSTEE:    THE BANK OF NEW YORK
            LICENSOR:    STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL
COMPANIES, INC.

                                                                                 S&P 600
                                                                             SmallCap Trust
                                                                             --------------
CUSIP (Cash)                                                                    753268770
CUSIP (Reinvest)                                                                753268788
Number of Units (1)                                                               143,643
Fractional Undivided Interest Per Unit (1)                                      1/143,643
Public Offering Price:
 Aggregate Value of Securities in Portfolio (2)                               $ 1,366,044
 Aggregate Value of Securities per Unit                                       $      9.51
 Plus Sales Charge of 4.9% (5.152% of net amount invested)                    $       .49
 Public Offering Price Per Unit (3) (4)                                       $     10.00
Redemption Price Per Unit and Sponsor's Initial Repurchase Price Per Unit     $      9.51
Estimated Organizational Expense per Unit (4)                                 $    .00175

Minimum Value of Trust under which Trust Agreement
 may be Terminated                                       40% of aggregate value of Securities at deposit
Mandatory Termination Date                               February 28, 2005
Supervisor's Annual Surveillance Fee                     Maximum of $.0025 per Unit
Evaluator's Annual Evaluation Fee                        Maximum of $.0025 per Unit
Trustee's Annual Fee                                     $.0095 per Unit
Evaluation Time                                          3:15 p.m. Central Time
Record and Computation Dates (5)                         FIRST day of January, April, July and October
Distribution Dates (5)                                   FIFTEENTH day of January, April, July and October

* The business day prior to the Initial Date of Deposit
--------------------

(1) As of the close of business on the Initial Date of Deposit, the number of Units may be adjusted so that the aggregate value of Securities per Unit will equal approximately $10. Therefore, to the extent of any such adjustment the fractional undivided interest per Unit will increase or decrease from the amounts indicated above.

(2) Each Security is valued at the closing sale price on a national securities exchange or the Nasdaq National Market.

                                        2

(3) On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay his pro rata share of any accumulated dividends in such Income Account.

(4) Unitholders will bear all or a portion of the expenses incurred in organizing and offering the Trust. The Public Offering Price includes the estimated amount of these costs. The Trustee will deduct these expenses from the Trust at the end of the initial offering period or six months after the Initial Date of Deposit (whichever is earlier).

(5) Distributions from the Capital Account and capital gains distributions, if any, will normally be made in December, as required.

THE TRUST FUND

Ranson Unit Investment Trusts, Series 75 (the "Fund") includes one underlying unit investment trust designated as S&P SmallCap 600 Index Trust, Series 2 (the "Trust"). The Fund was created under the laws of the State of New York pursuant to a trust indenture (the "Trust Agreement") dated the date of this prospectus (the "Initial Date of Deposit") between Ranson & Associates, Inc. (the "Sponsor") and The Bank of New York (the "Trustee").*

The S&P SmallCap 600 Trust contains common stocks issued by substantially all of the companies which comprise the S&P SmallCap 600 Index. As used herein, the term "Securities" means the common stocks (including contracts for the purchase thereof) initially deposited in the Trust and described in the portfolio and any additional common stocks acquired and held by the Trust pursuant to the provisions of the Trust Agreement.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in the Trust. Except as described in the "Notes to Portfolio," this initial deposit into the Trust consisted of at least 100 shares of each of the stocks which comprise the Index. During the first 30 days of the Trust's life (the "Initial Adjustment Period"), the Sponsor intends to create and maintain a Trust portfolio which duplicates, to the extent practicable, the weightings of stocks which comprise the Index. The Sponsor anticipates that within the Initial Adjustment Period, the Trust will comprise the stocks in the Index in substantially the same weightings as in the Index. Of course, there is no guarantee that this will occur during the first 30 days of the Trust's life. In connection with any deposit of Securities, purchase and sale transactions will be effected in accordance with computer program output showing which Securities are under- or over-represented in the Trust portfolio. Neither the Sponsor nor the Trustee will exercise any investment discretion in connection with such transactions. Precise duplication of the relationship among the Securities in the Index may not be achieved because it may be economically impracticable or impossible to acquire very small numbers of shares of certain stocks and because of other procedural policies of the Trust, but correlation between the performance of the Index and the Trust portfolio is expected to be between .97 and .99 over the term of the Trust.

By investing in substantially all of the common stocks, in substantially the same proportions, which comprise the Index, the Trust seeks to produce investment results that generally correspond to the price and yield performance of the equity securities represented by the Index over the term of the Trust. Due to various factors discussed below, there can be no assurance that this objective will be met. An investment in Units should be made with an understanding that the Trust includes payments of sales charges, fees and expenses which may not be considered in public statements of the total return of the Index.

Subsequent to the Initial Date of Deposit, the Sponsor may deposit additional Securities in the Trust, contracts to purchase additional Securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted Securities or cash (including a letter of credit) with instructions to purchase additional Securities, maintaining, as closely as practicable the same proportionate relationship among the Securities in the portfolio

--------------------
* Reference is made to the Trust Agreement and any statement contained herein is qualified in its entirety by the provisions of the Trust Agreement.

as reflected in the Index. Thus, although additional Units will be issued, each Unit will continue to represent approximately a weighting of the then current components of the Index at any such deposit. Precise duplication of the relationship among the Securities in the Trust may not be achieved because it may be economically impracticable as a result of certain economic factors and procedural policies of the Trust such as (1) price movements of the various Securities will not duplicate one another, (2) the Sponsor's current intention is to purchase shares of the Securities in round lot quantities only, (3) reinvestment of excess proceeds not needed to meet redemptions of Units may not be sufficient to acquire equal round lots of all the Securities and (4) reinvestment of proceeds received from Securities which are no longer components of the Index might not result in the purchase of an equal number of shares in any replacement Security. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will attempt to purchase the Securities as close to the Evaluation Time or as close to the evaluation prices as possible.

The Trust consists of (a) the Securities listed under the "Portfolio" as may continue to be held from time to time in the Trust (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the Income and Capital Accounts of the Trust. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in the Trust. For the Securities so deposited, the Trustee delivered to the Sponsor documentation evidencing the ownership of that number of Units of the Trust set forth under "Essential Information."

THE TRUST PORTFOLIO

The Trust portfolio will consist of as many of the S&P SmallCap 600 Index stocks as is feasible in order to achieve the Trust's objective of attempting to provide investment results that duplicate substantially the total return of the S&P SmallCap 600 Index. Following the Initial Adjustment Period, the Trust is expected to be invested in no less than 95% of the stocks comprising the Index. Although it may be impracticable for the Trust to own certain of such stocks at any time, the Sponsor expects to maintain a correlation between the performance of the Trust portfolio and that of the Index of between .97 and .99 over the term of the Trust. Adjustments to the Trust portfolio will be made on an ongoing basis in accordance with the computer program output to match the weightings of the Securities as closely as is practicable with their weightings in the Index as the Trust invests in new Securities in connection with the creation of additional Units, as companies are dropped from or added to the Index or as Securities are sold to meet redemptions. The Trustee will generally seek to make these adjustments on the business day following the relevant transaction in accordance with computer program output showing which of the
Securities are under- or over-represented in the Trust portfolio.    Of course,
there is no guarantee that this will always be practicable. Adjustments may also be made from time to time to maintain the appropriate correlation between the Trust and the Index. The proceeds from any sale will generally be invested in those Securities which the computer program indicates are most under-represented in the portfolio. See "Investment Supervision."

Due to changes in the composition of the S&P SmallCap 600 Index, adjustments to the Trust portfolio may be made from time to time. It is anticipated that most of such changes in the S&P SmallCap 600 Index will occur as a result of merger or acquisition activity. In such cases, the Trust, as a shareholder of an issuer which is the object of such merger or acquisition activity, will presumably receive various offers from potential acquirers of the issuer. The Trustee is not permitted to accept any such offers until such time as the issuer has been removed from the Index. Since, in most cases, an issuer is removed from the Index only after the consummation of a merger or acquisition, it is anticipated that the Trust will generally acquire, in exchange for the stock of the deleted issuer, the consideration that is being offered to shareholders of that issuer who have not tendered their shares prior to that time. Any cash received as consideration in such transactions will be reinvested in the most under-represented Securities as determined by the computer program output. Any securities received as consideration which are not included in the Index will be sold as soon as practicable and will generally be reinvested in the most under-represented Securities as determined by the computer program output.

In attempting to duplicate the proportionate relationships represented by the Index, the Sponsor does not anticipate purchasing or selling stock in quantities of less than round lots (100 shares). In addition, certain Securities may not be available in the quantities specified by the computer program. For these reasons, among others, precise duplication of the proportionate relationships in the Index may not be possible but will continue to be the goal of the Trust in connection with acquisitions or dispositions of Securities. See "Investment Supervision." As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust portfolio and will vote such stocks in accordance with the instructions of the Sponsor.

Investors should note that the Trust is not sponsored, endorsed or promoted by or affiliated with Standard & Poor's and Standard & Poor's make no representation, express or implied, to the Trust or Unitholders regarding the advisability of investing in an index investment or unit investment trusts generally or in the Trust specifically or the ability of the Index to track general stock market performance.

Although there can be no assurance that such Securities will appreciate in value over the life of the Trust, over time stock investments have generally out-performed most other asset classes. However, it should be remembered that common stocks carry greater risks, including the risk that the value of an investment can decrease (see "Risk Factors-Certain Investment Considerations"), and past performance is no guarantee of future results.

THE S&P SMALLCAP 600 INDEX

The S&P SmallCap 600 Index is composed of 600 domestic stocks chosen for market size, liquidity (bid-asked spread, ownership, share turnover and number of no trade days) and industry group representation. As of December 31, 1998 the S&P SmallCap 600 Index was comprised of the following industry sectors: Industrials (82.8%), Financials (9.3%), Utilities (4.7%) and Transportation (3.2%). As of December 31, 1998 the companies in the S&P SmallCap 600 Index were listed on the following stock exchanges in the amounts indicated: New York Stock Exchange-310 companies (51.7%), Nasdaq National Market-269 companies (44.8%) and American Stock Exchange-21 companies (3.5%). At present, the mean market capitalization of the companies in the S&P SmallCap 600 Index is approximately $576 million.
As of December 31, 1998 the S&P SmallCap 600 Index had a total market value of $346 billion.

The following table depicts the Year-End Index Value for the S&P SmallCap 600 Index for the period shown. Investors should note that the table represents past performance of the S&P SmallCap 600 Index and not the past or future performance of the Trust (which includes certain fees and expenses). Past performance is, of course, no guarantee of future results. Stock prices fluctuated widely during the period and were higher at the end than at the beginning. The results shown should not be considered as a representation of the income yield or capital gain or loss which may be generated by the S&P SmallCap 600 Index in the future.

                                             Average      Year-End
                                Change in   Dividend     Index Value
                   Year-End       Index       Yield      Dividends
Year-End         Index Value*    For Year   For Year*    Reinvested**
--------         ------------   ---------   ---------    ------------
  1993              100.00                                100.00
  1994               94.17        -5.83%      1.06%        95.23
  1995              121.10        28.60%      1.19%       123.76
  1996              145.48        20.13%      1.05%       150.14
  1997              181.16        24.53%      0.91%       188.56
  1998              177.37        -2.10%      0.87%       186.09

--------------------

 * Source: Standard & Poor's. The Index was developed with a base value of 100 as of December 31, 1993. Yields are obtained by dividing the aggregate cash dividends by the aggregate market value of the stocks in the index at the beginning of the period, assuming no reinvestment of dividends.

 **   Assumes that cash distributions on the securities which comprise the S&P
 SmallCap 600 Index are treated as reinvested in the S&P SmallCap 600 Index as of the end of each month following the payment of the dividend. Because the Trust is sold to the public at net asset value plus the applicable sales charge and the expenses of the Trust are deducted before making distributions to Unitholders, investment in the Trust would have resulted in investment performance to Unitholders somewhat reduced from that reflected in the above table. In addition certain Unitholders may not elect to purchase additional Units pursuant to the Trust's reinvestment plan, and to that extent cash distributions representing dividends on the index stocks may not be reinvested in other index stocks.

The weightings of stocks in the S&P SmallCap 600 Index are primarily based on each stock's relative total market value; that is, its market price per share times the number of shares outstanding. Stocks are generally selected for the portfolio in the order of their weightings in the S&P SmallCap 600 Index, beginning with the heaviest-weighted stocks. It is anticipated that at the end of the Initial Adjustment Period, the percentage of the Trust's assets invested in each stock will be approximately the same as the percentage it represents in the S&P SmallCap 600 Index.

The Trust has entered into a license agreement with Standard & Poor's (the "License Agreement"), under which the Trust is granted licenses to use the trademark and tradename "S&P 600" and other trademarks and tradenames, to the extent the Sponsor deems appropriate and desirable under federal and state securities laws to indicate the source of the index as a basis for determining the composition of the Trust's portfolio. As consideration for the grant of the license, the Trust will pay to Standard & Poor's an annual fee equal to .02% of the average net asset value of the Trust (or, if greater, $10,000). The License Agreement permits the Trust to substitute another index for the S&P SmallCap 600 Index in the event that Standard & Poor's ceases to compile and publish that index. In addition, if the index ceases to be compiled or made available or the anticipated correlation between the Trust and the index is not maintained, the Sponsor may direct that the Trust continue to be operated using the S&P SmallCap 600 Index as it existed on the last date on which it was available or may direct that the Trust Agreement be terminated (see "Administration of the Trust-Amendment and Termination").

Neither the Trust nor the Unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trademarks or to use the S&P SmallCap 600 Index, except as specifically described herein or as may be specified in the Trust Agreement.

The Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly or the ability of the S&P SmallCap 600 Index to track general stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P SmallCap 600 Index which is determined, composed and calculated by S&P without regard to the Licensee or the Trust. S&P has no obligation to take the needs of the Licensee or the owners of the Trust into consideration in determining, composing or calculating the S&P SmallCap 600 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trust or the timing of the issuance or sale of the Trust or in the determination or calculation of the equation by which the Trust is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trust.

S&P does not guarantee the accuracy and/or the completeness of the S&P SmallCap 600 Index or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein. S&P makes no warranty, express or implied, as to results to be obtained by the Sponsor, the Trust, any person or any entity from the use of the S&P SmallCap 600 Index or any data included therein. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use, with respect to the S&P SmallCap 600 Index or any data included therein. Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages. "Standard & Poor's(Registered Trademark)", "S&P(Registered Trademark)", "S&P 600(Registered Trademark)", "Standard & Poor's 600", and "600" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the Trust. The Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Trust.

RISK FACTORS

PRICE VOLATILITY. Because the Trust invests in common stocks, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in the Trust and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time. Because the Trust is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments.

DIVIDENDS. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

SMALL COMPANIES. The Trust invests in stocks of small companies. These stocks often involve more investment risk than stocks of larger companies. Smaller companies may have limited product lines, markets or financial resources. These companies may lack management depth or experience and may depend heavily on key personnel. These stocks may be less liquid and have less information about their business available to the public. These stocks also tend to be more vulnerable to adverse economic or market developments than larger company stocks. Some of these companies may invest in, distribute or produce products that have only recently been introduced. All of these factors could affect the value of Units.

ADDITIONAL UNITS. The Sponsor may create additional Units of the Trust by depositing into the Trust additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Trust will pay brokerage fees.

VOTING. Only the Trustee may sell or vote the stocks in the Trust. While you may sell or redeem your Units, you may not sell or vote the stocks in your Trust. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

YEAR 2000. The Trust could be negatively impacted if computer systems used by the Sponsor, Evaluator, Supervisor or Trustee or other service providers to the Trust do not properly process date-related information after January 1, 2000. This is commonly known as the "Year 2000 Problem". The Sponsor, Evaluator, Supervisor and Trustee are taking steps to address this problem and to obtain reasonable assurances that other service providers to the Trust are taking comparable steps. We cannot guarantee that these steps will be sufficient to avoid any adverse impact on the Trust. This problem is expected to impact corporations to varying degrees based on factors such as industry sector and degree of technological sophistication. We cannot predict what impact, if any, this problem will have on the issuers of stocks in the Trust.

From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unitholders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the Securities in the Trust or the issuers of the Securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the Trust or will not impair the ability of issuers to achieve their business goals.

FEDERAL TAX STATUS

The Trust has elected and intends to qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). If the Trust so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i. e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to Federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent the Trust timely distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies."
Because the Trust intends to timely distribute its taxable income (including any net capital gain), it is anticipated that the Trust will not be subject to Federal income tax or the excise tax.

Distributions to Unitholders of the Trust's income, other than distributions which are designated as capital gain dividends, will be taxable as ordinary income to Unitholders, except that to the extent that distributions to a

Unitholder in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unitholder's basis in his Units and, to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below. Although distributions generally will be treated as distributed when paid, distributions declared in October, November or December, payable to Unitholders of record on a specified date in one of those months and paid during January of the following year will be treated as having been distributed by the Trust (and received by the Unitholders) on December 31 of the year such distributions are declared.

Distributions of the Trust's net capital gain which are properly designated as capital gain dividends by the Trust will be taxable to Unitholders as long-term capital gain, regardless of the length of time the Units have been held by a Unitholder. A Unitholder may recognize a taxable gain or loss if the Unitholder sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will generally be a capital gain or loss, except in the case of a dealer or a financial institution. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is generally subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Note that if a Unitholder holds Units for six months or less and subsequently sells such Units at a loss, the loss will be treated as a long-term capital loss to the extent that any long-term capital gain distribution is made with respect to such Units during the six-month period or less that the Unitholder owns the Units.

The Taxpayer Relief Act of 1997 includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.

In addition, it should be noted that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

Distributions which are taxable as ordinary income to Unitholders will constitute dividends for federal income tax purposes. When Units are held by corporate Unitholders, Trust distributions may qualify for the 70% dividends-received deduction, subject to the limitations otherwise applicable to the availability of the deduction, to the extent the distribution is attributable to dividends received by the Trust from United States corporations (other than real estate investment trusts) and is designated by the Trust as being eligible for such deduction. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends-received deduction with respect to its pro rata portion of such dividends, since the dividends-received deduction is generally available only with respect to dividends paid by domestic corporations. The Trust will provide each Unitholder with information annually concerning what part of the Trust distributions are eligible for the dividends received deduction.

Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the Trust so long as the Units of the Trust are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units of the Trust are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) Unitholders in excess of the distributions received from the Trust.

Distributions reinvested into additional Units of the Trust will be taxed to a Unitholder in the manner described above (i. e., as ordinary income, long-term capital gain or as a return of capital).

Under certain circumstances a Unitholder may be able to request an in kind distribution upon termination of the Trust. See "Amendment and Termination." Unitholders electing an in kind distribution of shares of Securities should be aware that the exchange is subject to taxation and Unitholders will recognize gain or loss based on the value of the Securities received. Investors electing an in kind distribution should consult their own tax advisers with regard to such transaction.

The federal tax status of each year's distributions will be reported to Unitholders and to the Internal Revenue Service. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back- up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding.

A Unitholder who is a foreign investor (i.e., an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from the Trust which constitute dividends for Federal income tax purposes (other than dividends which the Trust designates as capital gain dividends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from the Trust that are designated by the Trust as capital gain dividends should not be subject to United States Federal income taxes, including withholding taxes, if all of the following conditions are met: (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and (iii) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisors with respect to United States tax consequences of ownership of Units. Units in the Trust and Trust distributions may also be subject to state and local taxation and Unitholders should consult their tax advisors in this regard.

The foregoing discussion relates only to the federal income tax status of the Trust and to the tax treatment of distributions by the Trust to United States Unitholders.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE. During the initial offering period, Units of the Trust are offered at the Public Offering Price (which is based on the aggregate underlying value of the Securities and includes a sales charge of 4.9% of the Public Offering Price which charge is equivalent to 5.152% of the net amount invested) plus a pro rata share of any accumulated dividends in the Income Account of the Trust. In the secondary market, Units are offered at the Public Offering Price (which is based on the aggregate underlying value of the Securities and includes a sales charge of 4.9% of the Public Offering Price which charge is equivalent to 5.152% of the net amount invested) plus a pro rata share of any accumulated dividends in the Income Account of the Trust. Such underlying value shall also include the proportionate share of any undistributed cash held in the Capital Account of the Trust. A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing the Trust. These costs include the cost of preparing the registration statement, the Trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee. These costs will be deducted from the Trust as of the end of the initial offering period or six months after the Initial Date of Deposit.

The sales charge per Unit in both the primary and secondary market will be reduced pursuant to the following graduated schedule:

                                   PERCENT OF       PERCENT OF NET
NUMBER OF UNITS*                 OFFERING PRICE     AMOUNT INVESTED
----------------                 --------------     ---------------
Less than 10,000                       4.9%             5.152%
10,000-24,999                          4.5              4.712
25,000-49,999                          4.3              4.493
50,000-99,999                          3.5              3.627
100,000 or more                        3.0              3.093

--------------------

* The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

An investor may aggregate purchases of Units of the Trust for purposes of qualifying for the volume purchase discounts listed above. The reduced sales charge structure will apply on all purchases of Units in the Trust by the same person on any one day from any one dealer. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

A purchaser desiring to purchase during a 13 month period $500,000 or more of any combination of series of Ranson Unit Investment Trusts may qualify for a reduced sales charge by signing a nonbinding Letter of Intent with any single broker-dealer. After signing a Letter of Intent, at the date total purchases, less redemptions, of units of any combination of series of Ranson Unit Investment Trusts by a purchaser (including units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age) exceed $500,000, the selling broker-dealer, bank or other will credit the unitholder with cash as a retroactive reduction of the sales charge on such units equal to the amount which would have been paid for the total aggregated sale amount. If a purchaser does not complete the required purchases under the Letter of Intent within the 13 month period, no such retroactive sales charge reduction shall be made. To qualify as a purchase under a Letter of Intent each purchase of units of Ranson Unit Investment Trusts must equal or exceed $100,000.

Units may be purchased in the primary or secondary market by officers, directors and employees of the Sponsor and its affiliates and registered representatives of selling firms and members of their immediate family (including spouse, children and parents) without a sales charge. Investors may purchase Units at the Public Offering Price less concession the Sponsor allows to broker-dealers through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Unitholders of any series of the Trust or any series of Ranson equity unit investment trust may utilize their redemption or termination proceeds to purchase Units of the Trust subject to a reduced sales charge of 3% of the Public Offering Price (3.093% of the net amount invested).

Unitholders of unaffiliated unit investment trusts having an investment strategy similar to the investment strategy of the Trust may utilize proceeds received upon termination or upon redemption immediately preceding termination of such unaffiliated trust to purchase Units of the Trust subject to a reduced sales charge of 3% of the Public Offering Price (3.093% of the net amount invested).

As indicated above, the initial Public Offering Price of the Units was established by dividing the aggregate underlying value of the Securities by the number of Units outstanding. Such underlying value shall include the proportionate share of any cash held in the Capital Account. Such price determination as of the opening of business on the Initial Date of Deposit was made on the basis of an evaluation of the Securities prepared by the Trustee. After the opening of business on the Initial Date of Deposit, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities as of the Evaluation Time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such valuation.

Such Public Offering Price will be effective for all orders received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the Trustee, Sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

The value of the Securities is determined on each business day by the Evaluator based on the closing sale prices on a national securities exchange or The Nasdaq National Market or by taking into account the same factors referred to under "Redemption-Computation of Redemption Price."

The minimum purchase in both the primary and secondary markets is 100 Units (25 Units for tax-deferred retirement plans and Uniform Gifts to Minors Act purchases).

PUBLIC DISTRIBUTION OF UNITS. During the initial offering period, Units of the Trust will be distributed to the public at the Public Offering Price thereof. Upon the completion of the initial offering, Units which remain unsold or which may be acquired in the secondary market (see "Market for Units") may be offered at the Public Offering Price determined in the manner provided above.

The Sponsor intends to qualify Units of the Trust for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the Public Offering Price as set forth below. Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amounts shown below. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The Sponsor reserves the right to change the discounts set forth below from time to time. In addition to such discounts, the Sponsor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of Units of the Trust and other unit investment trusts underwritten by the Sponsor. At various times the Sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold. The difference between the discount and the sales charge will be retained by the Sponsor

                                                  REGULAR
                                               CONCESSION OR
                                                   AGENCY
            NUMBER OF UNITS*                     COMMISSION
            ----------------                   -------------
            Less than 10,000                        4.00%
            10,000 but less than 25,000              3.60
            25,000 but less than 50,000              3.50
            50,000 but less than 100,000             2.70
            100,000 or more                          2.20

--------------------

* The breakpoint discounts are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit.

In addition, volume concessions will be allowed as described in the table below. These volume concessions will be paid to a selling firm based on aggregate sales of all primary Ranson indexed equity unit investment trust (currently Nasdaq-100 Index Trust, S&P Smallcap 600 Index Trust; S&P Largecap 100 Index Trust and S&P REIT Index Trust ) by the firm during a single calendar month.

         Aggregate Unit Sales          Additional Volume Concession
         --------------------          -----------------------------

         $500,000 -    $999,999                   .10%
       $1,000,000 -  $1,999,999                   .15%
       $2,000,000 -  $3,999,999                   .20%
       $4,000,000 -  $5,999,999                   .25%
       $6,000,000 -  $9,999,999                   .30%
      $10,000,000 - $14,999,999                   .35%
      $15,000,000 - $19,999,999                   .40%
      $20,000,000 - $49,999,999                   .45%
      $50,000,000 or more                         .50%

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

SPONSOR PROFITS. The Sponsor will receive gross sales charges equal to the percentage of the Public Offering Price of the Units as stated under "Public Offering Price." In addition, the Sponsor may realize a profit (or sustain a loss) as of the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities to the Sponsor and the cost of such Securities to the Trust, which is based on the evaluation of the Securities on the Initial Date of Deposit. Thereafter, on subsequent deposits the Sponsor may realize profits or sustain losses from such deposits. See "Portfolio." The Sponsor may realize additional profits or losses during the initial offering period on unsold Units as a result of changes in the daily market value of the Securities.

MARKET FOR UNITS

After the initial offering period, the Sponsor may maintain a market for Units of the Trust offered hereby and to continuously offer to purchase said Units at prices, determined by the Evaluator, based on the closing sale prices of the Securities. While the Sponsor may repurchase Units from time to time, it does not currently intend to maintain an active secondary market for Units. To the extent that a market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate closing sale prices of the Securities in the Trust. Accordingly, Unitholders who wish to dispose of their Units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. Unitholders who sell or redeem Units prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of such sale or redemption. The offering price of any Units resold by the Sponsor will be in accord with that described in the currently effective prospectus describing such Units. Any profit or loss resulting from the resale of such Units will belong to the Sponsor. If the Sponsor decides to maintain a secondary market it may suspend or discontinue purchases of Units of the Trust if the supply of Units exceeds demand, or for other business reasons.

REDEMPTION

GENERAL. A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee at its Unit Investment Trust Division office in the city of New York and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $25,000 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers.

Redemption shall be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the Redemption Price for a Trust, determined as set forth below under "Computation of Redemption Price," as of the Evaluation Time stated under "Essential Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be canceled and any undivided fractional interest in the related Trust extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, any time a Unitholder elects to tender Units for redemption, such Unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for the Trust. The Trustee is empowered to sell Securities in order to make funds available for the redemption of Units. Such sale may be required when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

Unitholders tendering Units for redemption may request a distribution in kind (a "Distribution In Kind") from the Trustee in lieu of cash redemption A Unitholder may request a Distribution In Kind of an amount and value of Securities per Unit equal to the Redemption Price per Unit as determined as of the evaluation time next following the tender, provided that the tendering Unitholder is (1) entitled to receive at least $1,000,000 of proceeds as part of his or her distribution or if he paid at least $1,000,000 to acquire the Units being tendered and (2) the Unitholder has elected to redeem at least thirty days prior to the termination of the Trust. If the Unitholder meets these requirements, a Distribution In Kind will be made by the Trustee through the distribution of each of the Securities of the Trust in book entry form to the account of the Unitholder's bank or broker-dealer at Depositor Trust Company. The tendering Unitholder shall be entitled to receive whole shares of each of the Securities comprising the portfolio of the Trust and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the Securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities. The in kind redemption option may be terminated by the Sponsor at any time.

To the extent that Securities are sold, the size and diversity of the Trust will be reduced but each remaining Unit will continue to represent approximately the same proportional interest in each Security. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the Trustee of Securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying Securities in accordance with the Trust Agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

COMPUTATION OF REDEMPTION PRICE. The Redemption Price per Unit (as well as the secondary market Public Offering Price) will generally be determined on the basis of the last sale price of the Securities. The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected and
(ii) the value of the Securities less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) any amount owing to the Trustee for its advances and (c) the accrued expenses of the Trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational and offering costs. The Evaluator may determine the value of the Securities in the following manner: if the Security is listed on a national securities exchange or the Nasdaq National Market, the evaluation will generally be based on the last sale price on the exchange or Nasdaq (unless the Evaluator deems the price inappropriate as a basis for evaluation). If the Security is not so listed or, if so listed and the principal market for the Security is other than on the exchange or Nasdaq, the evaluation will generally be made by the Evaluator in good faith based on the last bid price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation) or, if a bid price is not available, (1) on the basis of the current bid price for comparable securities, (2) by the Evaluator's appraising the value of the Securities in good faith at the bid side of the market or (3) by any combination thereof. See "Public Offering of Units-Public Offering Price."

RETIREMENT PLANS

The Trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The Trust will waive the $1,000 minimum investment requirement for IRA accounts. The minimum investment is $250 for tax-deferred plans such as IRA accounts. Fees and charges with respect to such plans may vary.

The Trustee has agreed to act as custodian for certain retirement plan accounts. An annual fee of $12.00 per account, if not paid separately, will be assessed by the Trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing the Trustee to act as custodian must complete a Ranson UIT/IRA application and forward it along with a check made payable to The Bank of New York. Certificates for Individual Retirement Accounts cannot be issued.

UNITHOLDERS

OWNERSHIP OF UNITS. Ownership of Units of the Trust will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed as stated under "Redemption-General."

Units may be purchased and certificates, if requested, will be issued in denominations of one Unit or any multiple thereof, subject to the minimum investment requirement of 100 Units or $1,000. Fractions of Units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the Trustee. The Trustee may require a Unitholder to pay a reasonable fee, to be determined in the sole discretion of the Trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The Trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 3% of the market value of the Units), affidavit of loss, evidence of ownership and payment of expenses incurred.

DISTRIBUTIONS TO UNITHOLDERS. Income received by a Trust is credited by the Trustee to the Income Account of the Trust. Other receipts are credited to the Capital Account of the Trust. Income received by the Trust will be distributed on or shortly after the 15th day of January, April, July and October of each year on a pro rata basis to Unitholders of record as of the preceding record date (which will be the first day of the related month). All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, amounts from the Capital Account of the Trust, if any, will be distributed at least annually to the Unitholders then of record. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The Trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 Units.
The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date.
Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

The distribution to the Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of Units, and thereby a Unitholder of record, on the date of settlement provided payment has been received. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

As of the first day of each month, the Trustee will deduct from the Income Account of the Trust and, to the extent funds are not sufficient therein, from the Capital Account of the Trust amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Expenses of the Trust"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the Trust such amounts as may be necessary to cover redemptions of Units.

DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional Units of the Trust without a sales charge. In addition, Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested without charge in shares of any one of several front-end load mutual funds underwritten or advised by Scudder Kemper Investments, Inc. at net asset value if such funds are registered in such Unitholder's state of residence, other than those mutual funds sold with a contingent deferred sales charge. Since the portfolio securities and investment objectives of such Scudder Kemper advised mutual funds generally will differ significantly from those of the Trust, Unitholders should carefully consider the consequences before selecting such mutual funds for reinvestment. Detailed information with respect to the investment objectives and the management of such mutual funds is contained in their respective prospectuses, which can be obtained from the Sponsor upon request. An investor should read the prospectus of the reinvestment fund selected prior to making the election to reinvest. Unitholders who desire to have such distributions automatically reinvested should inform their broker at the time of purchase or should file with the Program Agent referred to below a written notice of election.

Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the Record Date applicable to any distribution in order to be in effect for such Record Date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent. See "Unitholders-Distributions to Unitholders."

The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

STATEMENTS TO UNITHOLDERS. With each distribution, the Trustee will furnish or cause to be furnished to each Unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit.

The accounts of the Trust are required to be audited annually, at the Trust's expense, by independent public accountants designated by the Sponsor, unless the Sponsor determines that such an audit would not be in the best interest of the Unitholders. The accountants' report will be furnished by the Trustee to any Unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unitholder of the Trust a statement, covering the calendar year, setting forth:

(A)  As to the Income Account:

  (1)  Income received;

  (2) Deductions for applicable taxes and for fees and expenses of the Trust and for redemptions of Units, if any; and

  (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and

(B)  As to the Capital Account:

  (1) The dates of disposition of any Securities and the net proceeds received therefrom;

  (2) Deductions for payment of applicable taxes and fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination; and

  (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and

(C)  The following information:

  (1) A list of the Securities as of the last business day of such calendar year;

  (2) The number of Units outstanding on the last business day of such calendar year;

  (3) The Redemption Price based on the last evaluation made during such calendar year;

  (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for each such distribution.

RIGHTS OF UNITHOLDERS. A Unitholder may at any time tender Units to the Trustee for redemption. The death or incapacity of any Unitholder will not operate to terminate the Trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the Trust.

No Unitholder shall have the right to control the operation and management of the Trust in any manner, except to vote with respect to the amendment of the Trust Agreement or termination of the Trust.

INVESTMENT SUPERVISION

The Trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The portfolio of the Trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from the portfolio.

As a general rule, the only purchases and sales that will be made with respect to the Trust's portfolio will be those necessary to maintain, to the extent feasible, a portfolio which reflects the current components of the Index, taking into consideration redemptions, sales of additional Units and the other adjustments referred to elsewhere in this prospectus. See "Trust Portfolio." Such purchases and sales will generally be made in accordance with the computer program utilized to maintain the portfolio, the Trust Agreement and procedures to be specified by the Sponsor. The Sponsor may direct the Trustee to dispose of Securities and either to acquire other Securities through the use of the proceeds of such disposition in order to make changes in the portfolio or to distribute the proceeds of such disposition to Unitholders (i) as necessary to reflect any additions to or deletions from the Index, (ii) as may be necessary to establish a closer correlation between the Trust portfolio and the Index or
(iii) as may be required for purposes of distributing to Unitholders, when required, their pro rata share of any net realized capital gains or as the Sponsor may otherwise determine. As a policy matter, the Sponsor currently intends to direct the Trustee to acquire round lots of shares of the Securities rather than odd lot amounts. Any funds not used to acquire round lots will be held for future purchases of shares, for redemptions of Units or for distributions to Unitholders. In the event the Trustee receives any securities or other properties relating to the Securities (other than normal dividends) acquired in exchange for Securities such as those acquired in connection with a reorganization, recapitalization, merger or other transaction, the Trustee is directed to sell such securities or other property and reinvest the proceeds in shares of the Security for which such securities or other property relates, or if such Security is thereafter removed from the Index, in any new security which is added as a component of the Index. In addition, the Sponsor will instruct the Trustee to dispose of certain Securities and to take such further action as may be needed from time to time to ensure that the Trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any excise tax on the Trust as a regulated investment company.

Proceeds from the sale of Securities (or any securities or other property received by the Trust in exchange for Securities) are credited to the Capital Account for distribution to Unitholders or to meet redemptions. Except as stated under "The Trust Fund" for failed securities and as provided herein, the acquisition by the Trust of any securities other than the Securities is prohibited. The Trustee may sell Securities, designated by the Sponsor, from the Trust for the purpose of redeeming Units tendered for redemption and the payment of expenses.

ADMINISTRATION OF THE TRUST

THE TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve

System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of the Trust. For information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Unitholders."

In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of Units held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the Securities held in the Trust. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of Securities comprising the Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor.

The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

THE SPONSOR. Ranson & Associates, Inc., the Sponsor of the Trust, is an investment banking firm created in 1995 by a number of former owners and employees of Ranson Capital Corporation. On November 26, 1996, Ranson & Associates, Inc. purchased all existing unit investment trusts sponsored by EVEREN Securities, Inc. Accordingly, Ranson & Associates, Inc. is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Ranson & Associates, Inc., is also the sponsor and successor sponsor of Series of The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. Ranson & Associates, Inc. is the successor to a series of companies, of first of which was originally organized in Kansas in 1935. During its history, Ranson & Associates, Inc. and its predecessors have been active in public and corporate finance and have sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Ranson & Associates, Inc., which is a member of the National Association of Securities Dealers, Inc., is the Sponsor to each of the above-named unit investment trusts and serves as the financial advisor and as an underwriter for Kansas municipalities. The Sponsor's offices are located at 250 North Rock Road, Suite 150, Wichita, Kansas 67206-2241.

If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreement and liquidate the Trust as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreement.

The foregoing financial information with regard to the Sponsor relates to the Sponsor only and not to the Trust. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations with respect to the Trust. More comprehensive financial information can be obtained upon request from the Sponsor.

THE EVALUATOR. Ranson & Associates, Inc., the Sponsor, also serves as Evaluator. The Evaluator may resign or be removed by the Trustee in which event the Trustee is to use its best efforts to appoint a satisfactory successor.
Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the Trustee to each Unitholder.

AMENDMENT AND TERMINATION. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the Unitholders. The Trust Agreement may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of Units representing 66 2/3% of the Units then outstanding of the Trust, provided that no such amendment or waiver will reduce the interest of any Unitholder thereof without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders of the Trust. In no event shall the Trust Agreement be amended to increase the number of Units issuable thereunder or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in the Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders of the substance of any such amendment.

The Trust Agreement provides that the Trust shall terminate upon the liquidation, redemption or other disposition of the last of the Securities held in the Trust but in no event is it to continue beyond the Mandatory Termination Date set forth under "Essential Information." If the value of the Trust shall be less than the applicable minimum value stated under "Essential Information" (40% of the aggregate value of the Securities-based on the value at the date of deposit of such Securities into the Trust), the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. The Trust may be terminated at any time by the holders of Units representing 66 2/3% of the Units thereof then outstanding. In addition, the Sponsor may terminate the Trust if the Index is no longer maintained.

No later than the Mandatory Termination Date set forth under "Essential Information," the Trustee will begin to sell all of the remaining underlying Securities on behalf of Unitholders in connection with the termination of the Trust. The Sponsor has agreed to assist the Trustee in these sales. The sale proceeds will be net of any incidental expenses involved in the sales.

The Sponsor will attempt to sell the Securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the Securities, but it is expected that all of the Securities will in any event be disposed of within a reasonable time after the Trust's termination. The Sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the Securities being sold. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

It is expected (but not required) that the Sponsor will generally follow the following guidelines in selling the Securities: for highly liquid Securities, the Sponsor will generally sell Securities on the Mandatory Termination Date; for less liquid Securities, on each of the first two days of the termination proceedings, the Sponsor will generally sell any amount of any underlying Securities at a price no less than 1/2 of one point under the last closing sale price of those Securities. Thereafter, the price limit will increase to one point under the last closing sale price. After four days, the Sponsor currently intends to sell at least a fraction of the remaining underlying Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the termination proceedings without any price restrictions. Of course, no assurances can be given that the market value of the Securities will not be adversely affected during the termination proceedings.

In the event of termination of the Trust, written notice thereof will be sent by the Trustee to all Unitholders of the Trust. Within a reasonable period after termination, the Trustee will sell any Securities remaining in the Trust and, after paying all expenses and charges incurred by the Trust, will distribute to Unitholders thereof (upon surrender for cancellation of certificates for Units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the Trust.

The Sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of the Trust at approximately the time of the Mandatory Termination Date. If the Sponsor does offer such units for sale,

Unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales charge. There is, however, no assurance that units of any new series of the Trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

LIMITATIONS ON LIABILITY. The Sponsor: The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.

The Trustee: The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, Securities or certificates except by reason of its own negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereof. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Evaluator: The Trustee and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or Unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.

EXPENSES OF THE TRUST

The Sponsor will not charge the Trust any fees for services performed as Sponsor. The Sponsor will receive a portion of the sale commissions paid in connection with the purchase of Units and will share in profits, if any, related to the deposit of Securities in the Trust.

The Trustee receives for its services that fee set forth under "Essential Information." However, in no event shall such fee amount to less than $2,000 in any single calendar year. The Trustee's fee which is calculated monthly is based on the largest number of Units of the Trust outstanding during the calendar year for which such compensation relates. The Trustee's fees are payable monthly on or before the fifteenth day of the month from the Income Account to the extent funds are available and then from the Capital Account.
The Trustee
benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.

In its capacity as Supervisor, the Sponsor will charge the Trust a surveillance fee for services performed for the Trust in an amount not to exceed that amount set forth in "Essential Information" but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the Sponsor for providing such services. Such fee shall be based on the total number of Units of the Trust outstanding as of the January record date for any annual period.

For evaluation of the Securities, the Evaluator shall receive that fee set forth under "Essential Information", payable monthly, based upon the largest number of Units of the Trust outstanding during the calendar year for which such compensation relates.

The Trustee's fee, Supervisor's fee and Evaluator's fee are deducted from the Income Account of the Trust to the extent funds are available and then from the Capital Account. Each such fee may be increased without approval of Unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

The Licensor receives an annual fee from the Trust equal to the greater of .02% of the average net asset value of the Trust or $10,000. This fee covers the license to the Trust of the use of various trademarks and trade names as described under "The S&P SmallCap 600 Index."

The following additional charges are or may be incurred by the Trust: (a) fees for the Trustee's extraordinary services; (b) expenses of the Trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of Securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the Trustee to protect the Trust or the rights and interests of the Unitholders; (e) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of the Trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard for its obligations under the Trust Agreement; (f) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement; and (g) expenditures incurred in contacting Unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of the Trust and, when owing to the Trustee, are secured by a lien on the Trust. Since the Securities are all common stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Federal Tax Status."

LEGAL OPINIONS

The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor.

INDEPENDENT AUDITORS

The statement of financial condition, including the Trust portfolio, of the Trust at the Initial Date of Deposit, appearing in this Prospectus and Registration Statement have been audited by Allen, Gibbs & Houlik, L.C., independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                               --------------------

REPORT OF ALLEN, GIBBS & HOULIK, L.C.
INDEPENDENT AUDITORS


UNITHOLDERS
RANSON UNIT INVESTMENT TRUST, SERIES 75

We have audited the accompanying statement of financial condition, including the Trust portfolio, of Ranson Unit Investment Trusts, Series 75, as of the opening of business on January 21, 1999, the Initial Date of Deposit. The statement of financial condition is the responsibility of the Sponsor. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. Our procedures included confirmation of cash, a letter of credit deposited, or the purchase of Securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ranson Unit Investment Trusts, Series 75 as of January 21, 1999, in conformity with generally accepted accounting principles.



                             ALLEN, GIBBS & HOULIK, L.C.


Wichita, Kansas
January 21, 1999

RANSON UNIT INVESTMENT TRUSTS, SERIES 75

STATEMENT OF FINANCIAL CONDITION
AT THE OPENING OF BUSINESS ON JANUARY 21, 1999, THE INITIAL DATE OF DEPOSIT

TRUST PROPERTY

                                                                            S&P SmallCap
                                                                             600 Trust
                                                                            ------------
Contracts to purchase Securities (1) (2)                                     $1,366,044
                                                                             ----------
Total                                                                        $1,366,044
                                                                             ==========

NUMBER OF UNITS                                                                 143,643
                                                                             ==========

LIABILITY AND INTEREST OF UNITHOLDERS
Liability-
  Organizational costs (3)                                                   $    3,074
Interest of Unitholders-
  Cost to investors (4)                                                       1,439,503
  Less:  Gross underwriting commission and organizational costs (3) (4)          70,385
                                                                             ----------
  Net interest to Unitholders (1) (2) (4)                                     1,369,118
                                                                             ----------
     Total                                                                   $1,366,044
                                                                             ==========

--------------------
Notes:

(1) Aggregate cost of the Securities is based on the last sale price evaluations as determined by the Trustee.

(2) An irrevocable letter of credit issued by The Bank of New York or cash has been deposited with the Trustee covering the funds (aggregating $1,369,638) necessary for the purchase of the Securities in the Trust represented by purchase contracts.

(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing and offering the Trust. The amount of these costs is set forth under "Essential Information." A distribution will be made as of the close of the initial offering period or six months after the Initial Date of Deposit to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(4) The aggregate cost to investors includes the applicable sales charge assuming no reduction of sales charges for quantity purchases.

RANSON UNIT INVESTMENT TRUSTS, SERIES 75
S&P SMALLCAP 600 INDEX TRUST, SERIES 2

PORTFOLIO AS OF JANUARY 21, 1999

                                                                                            Theoretical
                                                                                           Percentage (%)
Portfolio                                                                                   of Total
   No.       Symbol    Company Name (1)                    Shares        Cost ($) (1)     Market Value (2)
---------    ------    ----------------                    ------        ------------     ----------------
    1        EGRP      E*Trade Group                         100           8,650.00            1.37
    2        VTSS      Vitesse Semiconductor                 100           5,100.00            1.08
    3        SANM      Sanmina Corp                          100           7,193.75            1.02
    4        MEDI      MedImmune Inc                         100           5,112.50            0.79
    5        ESRX      Express Scripts 'A'                   100           7,175.00            0.70
    6        NVLS      Novellus Systems                      100           7,050.00            0.69
    7        COMR      Comair Holdings                       100           3,668.75            0.69
    8        MHK       Mohawk Industries Inc                 100           3,881.25            0.64
    9        ABI       American Bankers Insurance            100           4,900.00            0.61
   10        ACXM      Acxiom Corp                           100           2,687.50            0.60
   11        VCI       Valassis Communication                100           5,337.50            0.59
   12        FMER      FirstMerit Corp                       100           2,625.00            0.56
   13        CBC       Centura Banks                         100           7,250.00            0.56
   14        FAF       First Amer'n Fin'l                    100           3,168.75            0.55
   15        SEIC      SEI Corp                              100          10,643.75            0.55
   16        WSM       Williams-Sonoma Inc                   100           3,412.50            0.55
   17        VISX      VISX Inc                              100           6,181.25            0.54
   18        DV        DeVRY Inc                             100           2,681.25            0.54
   19        GNTX      Gentex Corp                           100           2,543.75            0.53
   20        NDC       Natl Data                             100           5,200.00            0.51
   21        AMSY      Amer Mgmt Systems                     100           3,937.50            0.48
   22        ORB       Orbital Sciences Corp                 100           4,462.50            0.47
   23        WHIT      Whittman-Hart Inc                     100           3,162.50            0.47
   24        LM        Legg Mason Inc                        100           2,887.50            0.46
   25        FMT       Fremont Gen'l                         100           2,281.25            0.46
   26        LIN       Linens 'n Things Inc                  100           3,943.75            0.44
   27        UHS       Univl Health Svs Cl'B'                100           4,612.50            0.44
   28        MACR      Macromedia Inc                        100           3,700.00            0.43
   29        CBR       CIBER Inc                             100           2,700.00            0.42
   30        MM        Mutual Risk Management                100           3,618.75            0.42

                                                         33

RANSON UNIT INVESTMENT TRUSTS, SERIES 75
S&P SMALLCAP 600 INDEX TRUST, SERIES 2 - CONTINUED

                                                                                            Theoretical
                                                                                           Percentage (%)
Portfolio                                                                                   of Total
   No.       Symbol    Company Name (1)                    Shares        Cost ($) (1)     Market Value (2)
---------    ------    ----------------                    ------        ------------     ----------------
   31        CFR       Cullen Frost Bankers                  100           5,350.00            0.41
   32        CFB       Commercial Federal Corp               100           2,350.00            0.41
   33        USTC      US Trust Corp                         100           7,500.00            0.40
   34        HUBC      HUBCO Inc                             100           3,187.50            0.40
   35        PLT       Plantronics Inc                       100           8,193.75            0.39
   36        APW       Applied Power                         100           3,493.75            0.39
   37        ETH       Ethan Allen Interiors                 100           4,868.75            0.39
   38        RCGI      Renal Care Group                      100           3,287.50            0.38
   39        CKR       CKE Restaurants                       100           2,512.50            0.37
   40        SFSK      Safeskin Corp                         100           2,362.50            0.37
   41        CHB       Champion Enterpr                      100           2,618.75            0.36
   42        BSYS      BISYS Group                           100           4,712.50            0.36
   43        TNO       True North Communications             100           2,775.00            0.36
   44        LSCC      Lattice Semconductor                  100           5,325.00            0.36
   45        PDCO      Patterson Dental                      100           3,725.00            0.36
   46        ZLC       Zale Corp                             100           3,418.75            0.35
   47        DHI       DR Horton                             100           2,200.00            0.35
   48        SRP       Sierra Pacific Resourc                100           3,900.00            0.35
   49        POS       Catalina Marketing                    100           6,400.00            0.34
   50        JEF       Jefferies Group                       100           5,525.00            0.33
   51        EGR       The Earthgrains Company               100           2,700.00            0.33
   52        DLP       Delta and Pine Land                   100           2,987.50            0.33
   53        EXPD      Expeditors Int'l                      100           4,637.50            0.33
   54        ETEC      Etec Systems                          100           5,200.00            0.33
   55        CUBE      C-Cube Microsystems                   100           3,006.25            0.33
   56        MCRL      Micrel Inc                            100           5,625.00            0.32
   57        NATI      National Instruments                  100           3,400.00            0.32
   58        DS        Dallas Semiconductor                  100           3,962.50            0.32
   59        NLCS      National Computer Systems             100           3,568.75            0.32
   60        IS        Interim Services Inc                  100           2,350.00            0.32
   61        ZBRA      Zebra Technologies'A'                 100           3,500.00            0.32
   62        SFDS      Smithfield Foods                      100           2,906.25            0.31
   63        HMK       HA-LO Industries                      100           3,650.00            0.31

                                                         34

RANSON UNIT INVESTMENT TRUSTS, SERIES 75
S&P SMALLCAP 600 INDEX TRUST, SERIES 2 - CONTINUED

                                                                                            Theoretical
                                                                                           Percentage (%)
Portfolio                                                                                   of Total
   No.       Symbol    Company Name (1)                    Shares        Cost ($) (1)     Market Value (2)
---------    ------    ----------------                    ------        ------------     ----------------
   64        GKSRA     G & K Services Cl'A'                  100           5,312.50            0.31
   65        CBH       Commerce Bancorp                      100           4,500.00            0.31
   66        MEDQ      MedQuist, Inc                         100           3,337.50            0.31
   67        ORLY      O'Reilly Automotive                   100           5,037.50            0.31
   68        FMBI      First Midwest Bancorp                 100           3,650.00            0.31
   69        ENVY      Envoy Corp                            100           4,900.00            0.30
   70        CBRNA     Canandaigua Brands                    100           5,893.75            0.30
   71        DFG       Delphi Financial Grp                  100           5,137.50            0.30
   72        WRC       World Color Press                     100           2,706.25            0.30
   73        UBSI      United Bancshares, Inc                100           2,393.75            0.30
   74        CGX       Consolidated Graphics                 100           7,300.00            0.29
   75        IDXX      IDEXX Laboratories                    100           2,618.75            0.29
   76        PIR       Pier 1 Imports                        100           1,037.50            0.29
   77        RFH       Richfood Hldgs                        100           2,112.50            0.29
   78        BBRC      Burr-Brown Corp                       100           2,700.00            0.29
   79        ANN       AnnTaylor Stores Corp                 100           3,875.00            0.29
   80        JMED      Jones Pharma Inc                      100           3,450.00            0.29
   81        SPBC      St Paul Bancorp                       100           2,375.00            0.28
   82        CTV       CommScope, Inc                        100           2,000.00            0.28
   83        USTB      UST Corp                              100           2,306.25            0.28
   84        OC        Orion Capital                         100           3,637.50            0.28
   85        ATR       AptarGroup, Inc                       100           2,712.50            0.28
   86        MRD       MacDermid Inc                         100           3,881.25            0.28
   87        CGNX      Cognex Corp                           100           2,425.00            0.28
   88        DVN       Devon Energy                          100           2,987.50            0.28
   89        CPO       Corn Products Int'l                   100           2,687.50            0.28
   90        SUIT      Men's Wearhouse Inc                   100           2,893.75            0.28
   91        EAGL      Eagle Hardware & Garde                100           3,300.00            0.28
   92        EFS       Enhance Financial Svcs                100           2,568.75            0.28
   93        CELL      Brightpoint Inc                       100           1,831.25            0.28
   94        BLT.A     Blount Int'l Cl A                     100           2,568.75            0.27
   95        MERQ      Mercury Interactive                   100           5,400.00            0.27

                                                         35

RANSON UNIT INVESTMENT TRUSTS, SERIES 75
S&P SMALLCAP 600 INDEX TRUST, SERIES 2 - CONTINUED

                                                                                            Theoretical
                                                                                           Percentage (%)
Portfolio                                                                                   of Total
   No.       Symbol    Company Name (1)                    Shares        Cost ($) (1)     Market Value (2)
---------    ------    ----------------                    ------        ------------     ----------------
   96        BRL       Barr Laboratories                     100           4,250.00            0.27
   97        PNY       Piedmont Nat'l Gas                    100           3,100.00            0.27
   98        CMT       CMAC Investment                       100           4,175.00            0.27
   99        RJF       Raymond James Finl                    100           1,950.00            0.27
  100        XIRC      Xircom Inc                            100           4,062.50            0.27
  101        CPC       Central Parking Corp                  100           3,162.50            0.27
  102        ATK       Alliant Techsystems                   100           8,462.50            0.27
  103        PDX       Pediatrix Medical Group               100           6,037.50            0.27
  104        TG        Tredegar Indus                        100           2,550.00            0.27
  105        OH        Oakwood Homes                         100           1,975.00            0.27
  106        SKYW      SkyWest Inc                           100           3,793.75            0.26
  107        LZB       LA-Z Boy                              100           1,737.50            0.26
  108        SWC       Stillwater Mining Co                  100           2,700.00            0.26
  109        ATO       Atmos Energy Corp                     100           3,025.00            0.26
  110        NSIT      Insight Enterprises, Inc              100           5,500.00            0.26
  111        HTCH      Hutchinson Technology                 100           4,587.50            0.26
  112        OCA       Orthodontic Centers of America        100           1,887.50            0.26
  113        WERN      Werner Enterprises                    100           1,900.00            0.26
  114        FM        Foodmaker Inc                         100           2,300.00            0.26
  115        ALO       ALPHARMA Inc                          100           3,337.50            0.26
  116        HNCS      HNC Software Inc                      100           3,450.00            0.26
  117        MLI       Mueller Industries                    100           2,462.50            0.25
  118        RDRT      Read-Rite Corp                        100           1,800.00            0.25
  119        PII       Polaris Industries                    100           3,412.50            0.25
  120        INCY      INCYTE Pharmaceuticals                100           3,150.00            0.25
  121        TOL       Toll Brothers                         100           2,356.25            0.25
  122        LSON      Lason Inc                             100           5,712.50            0.25
  123        RGIS      Regis Corp                            100           3,637.50            0.25
  124        WTNY      Whitney Holding                       100           3,700.00            0.25
  125        XYLN      Xylan Corp                            100           2,043.75            0.25
  126        WFMI      Whole Foods Market                    100           3,256.25            0.25
  127        UWR       United Water Resources                100           2,287.50            0.25
  128        GGO       Getchell Gold Corp                    100           2,781.25            0.25

                                                         36

RANSON UNIT INVESTMENT TRUSTS, SERIES 75
S&P SMALLCAP 600 INDEX TRUST, SERIES 2 - CONTINUED

                                                                                            Theoretical
                                                                                           Percentage (%)
Portfolio                                                                                   of Total
   No.       Symbol    Company Name (1)                    Shares        Cost ($) (1)     Market Value (2)
---------    ------    ----------------                    ------        ------------     ----------------
  129        FBP       First Bancorp Hldg Co                 100           2,868.75            0.25
  130        USFC      USFreightways Corp                    100           3,250.00            0.25
  131        PPD       Pre-Paid Legal Svcs                   100           3,625.00            0.25
  132        CES       Commonwealth Energy System            100           3,950.00            0.25
  133        NRC       NAC Re Corp                           100           4,618.75            0.24
  134        CERN      Cerner Corp                           100           2,556.25            0.24
  135        DY        Dycom Industries                      100           3,762.50            0.24
  136        SKO       Shopko Stores                         100           3,150.00            0.24
  137        WON       Westwood One, Inc                     100           2,868.75            0.24
  138        DNEX      Dionex Corp                           100           3,600.00            0.23
  139        CER       CILCORP, Inc                          100           5,831.25            0.23
  140        SWX       Southwest Gas                         100           2,612.50            0.23
  141        MTNT      Metro Networks                        100           4,696.88            0.22
  142        JKHY      Henry (Jack) & Assoc                  100           4,081.25            0.22
  143        FNF       Fidelity Nat'l Fin'l                  100           2,700.00            0.22
  144        AJG       Gallagher(Arthur J)                   100           4,493.75            0.22
  145        WIC       WICOR Inc                             100           2,068.75            0.22
  146        TRST      TrustCo Bank Corp NY                  100           2,859.38            0.22
  147        VRTX      Vertex Pharmaceuticals                100           3,012.50            0.22
  148        ORU       Orange/Rockland Util                  100           5,625.00            0.22
  149        KMAG      Komag Inc                             100           1,418.75            0.22
  150        NFX       Newfield Exploration                  100           1,875.00            0.22
  151        EV        Eaton Vance                           100           2,093.75            0.22
  152        PSC       Phila Suburban                        100           2,712.50            0.22
  153        LCE       Lone Star Industries                  100           3,900.00            0.22
  154        IVCR      Invacare Corp                         100           2,500.00            0.22
  155        BKNG      Banknorth Group, Inc                  100           3,225.00            0.21
  156        RLC       Rollins Truck Leasing                 100           1,268.75            0.21
  157        IHS       Integrated Health Svcs                100           1,406.25            0.21
  158        BMP       Ballard Medical Prod                  100           2,425.00            0.21
  159        KROG      Kroll O'Gara                          100           3,862.50            0.21
  160        AXE       Anixter International                 100           1,731.25            0.21
  161        BOOL      Boole & Babbage Inc                   100           2,562.50            0.21

                                                         37

RANSON UNIT INVESTMENT TRUSTS, SERIES 75
S&P SMALLCAP 600 INDEX TRUST, SERIES 2 - CONTINUED

                                                                                            Theoretical
                                                                                           Percentage (%)
Portfolio                                                                                   of Total
   No.       Symbol    Company Name (1)                    Shares        Cost ($) (1)     Market Value (2)
---------    ------    ----------------                    ------        ------------     ----------------
  162        OMP       OM Group, Inc                         100           3,050.00            0.21
  163        ACF       AmeriCredit Corp                      100           1,150.00            0.21
  164        SLOT      Anchor Gaming                         100           5,962.50            0.21
  165        BEZ       Baldor Electric                       100           1,937.50            0.21
  166        UIL       The United Illuminating Co            100           4,993.75            0.21
  167        AEIC      Air Express International             100           2,112.50            0.21
  168        TALK      Tel-SaveCom, Inc                      100           1,456.25            0.21
  169        WATR      Tetra Tech                            100           2,475.00            0.20
  170        CNH       Central Hudson Gas&El                 100           4,162.50            0.20
  171        PPDI      Pharmaceutical Product Dev            100           3,012.50            0.20
  172        MTW       Manitowoc Co                          100           4,062.50            0.20
  173        SUSQ      Susquehanna Bancshares                100           1,950.00            0.20
  174        INTL      Inter-Tel Inc                         100           2,650.00            0.20
  175        CSAR      Caraustar Industries                  100           2,762.50            0.20
  176        CASY      Casey's Gen'l Stores                  100           1,312.50            0.20
  177        ST        SPS Technologies                      100           5,425.00            0.20
  178        SMG       Scotts Co 'A'                         100           3,675.00            0.20
  179        JLG       JLG Industries, Inc                   100           1,550.00            0.20
  180        PLAB      Photronics, Inc                       100           2,762.50            0.19
  181        PBKS      Provident Bankshares                  100           2,775.00            0.19
  182        DRTE      Dendrite International                100           2,887.50            0.19
  183        ABM       ABM Industries                        100           3,137.50            0.19
  184        ASPT      Aspect Telecommunicati                100           1,300.00            0.19
  185        OAK       Oak Indus(New)                        100           3,768.75            0.19
  186        AVID      Avid Technology                       100           2,700.00            0.19
  187        NJR       New Jersey Resources                  100           3,712.50            0.19
  188        DSL       Downey Financial Corp                 100           2,350.00            0.19
  189        BXM       Biomatrix, Inc                        100           5,768.75            0.19
  190        ROP       Roper Industries                      100           2,093.75            0.19
  191        CQB       Chiquita Brands Int'l                 100           1,000.00            0.19
  192        HAR       Harman Int'l Industries               100           3,693.75            0.19
  193        QCSB      Queens County Bancorp                 100           3,068.75            0.19
  194        DMIC      Digital Microwave                     100           1,050.00            0.19

                                                         38

RANSON UNIT INVESTMENT TRUSTS, SERIES 75
S&P SMALLCAP 600 INDEX TRUST, SERIES 2 - CONTINUED

                                                                                            Theoretical
                                                                                           Percentage (%)
Portfolio                                                                                   of Total
   No.       Symbol    Company Name (1)                    Shares        Cost ($) (1)     Market Value (2)
---------    ------    ----------------                    ------        ------------     ----------------
  195        APPB      Applebee's Intl                       100           2,131.25            0.18
  196        KUH       Kuhlman Corp                          100           3,781.25            0.18
  197        HUG       Hughes Supply                         100           2,656.25            0.18
  198        MAFB      MAF Bancorp                           100           2,500.00            0.18
  199        CDT       Cable Design Technologies             100           2,081.25            0.18
  200        SFR       Santa Fe Energy Resources             100             618.75            0.18
  201        NWNG      Northwest Natural Gas                 100           2,543.75            0.18
  202        FIC       Fair Isaac & Co                       100           4,512.50            0.18
  203        RIGS      Riggs Natl Corp                       100           2,050.00            0.18
  204        FTS       Footstar Inc                          100           2,543.75            0.18
  205        CTS       CTS Corp                              100           4,581.25            0.18
  206        RI        Ruby Tuesday, Inc                     100           1,906.25            0.18
  207        BRR       Barrett Resources Corp                100           1,918.75            0.18
  208        KWD       Kellwood Co                           100           2,825.00            0.18
  209        HYSL      Hyperion Solutions                    100           2,025.00            0.18
  210        KRE       Capital Re                            100           1,906.25            0.18
  211        CBM       Cambrex Corp                          100           2,475.00            0.17
  212        RESP      Respironics Inc                       100           1,875.00            0.17
  213        VLSI      VLSI Technology                       100           1,287.50            0.17
  214        BRCOA     Brady Corp                            100           2,612.50            0.17
  215        SUPR      Superior Services                     100           1,800.00            0.17
  216        RPC       Roberts Pharmaceutical                100           1,856.25            0.17
  217        PRGS      Progress Software                     100           3,412.50            0.17
  218        BDY       Bindley Western Industries            100           2,637.50            0.17
  219        MIKE      Michaels Stores                       100           1,962.50            0.17
  220        PMB       Premier Bancshares                    100           2,337.50            0.17
  221        AD        ADVO Inc                              100           2,575.00            0.17
  222        PRXL      PAREXEL International                 100           2,325.00            0.17
  223        ION       Ionics Inc                            100           3,575.00            0.17
  224        BNE       Bowne & Co                            100           1,562.50            0.17
  225        ER        Executive Risk                        100           5,175.00            0.17
  226        NAUT      Nautica Enterprises                   100           1,537.50            0.17
  227        PDQ       Prime Hospitality                     100           1,087.50            0.16

                                                         39

RANSON UNIT INVESTMENT TRUSTS, SERIES 75
S&P SMALLCAP 600 INDEX TRUST, SERIES 2 - CONTINUED

                                                                                            Theoretical
                                                                                           Percentage (%)
Portfolio                                                                                   of Total
   No.       Symbol    Company Name (1)                    Shares        Cost ($) (1)     Market Value (2)
---------    ------    ----------------                    ------        ------------     ----------------
  228        IRF       Intl Rectifier                        100           1,100.00            0.16
  229        SIE       Sierra Health Services                100           2,081.25            0.16
  230        B         Barnes Group                          100           2,837.50            0.16
  231        MK        Morrison Knudsen Corp                 100           1,056.25            0.16
  232        LIPO      Liposome Co                           100           1,475.00            0.16
  233        TXI       Texas Industries                      100           2,656.25            0.16
  234        SEQU      Sequus Pharmaceutical                 100           1,762.50            0.16
  235        PLXS      Plexus Corp                           100           3,800.00            0.16
  236        GON       Geon Co                               100           2,400.00            0.16
  237        AOS       Smith (AO)                            100           2,406.25            0.16
  238        FTR       Frontier Insurance Gr                 100           1,512.50            0.16
  239        FEET      Just For Feet                         100           1,793.75            0.16
  240        JSB       JSB Financial                         100           5,812.50            0.16
  241        AIR       AAR Corp                              100           2,006.25            0.16
  242        FRK       Florida Rock Industries               100           2,931.25            0.16
  243        EUA       Eastern Util Assoc                    100           2,706.25            0.16
  244        RAH       Ralcorp Holdings                      100           1,725.00            0.16
  245        SIGI      Selective Insurance Gr                100           1,925.00            0.16
  246        PIOG      Pioneer Group                         100           2,100.00            0.16
  247        TSK       Computer Task Group                   100           2,606.25            0.16
  248        PMK       Primark Corp                          100           2,537.50            0.16
  249        PHYC      PhyCor Inc                            100             706.25            0.15
  250        ASTE      Astec Industries                      100           2,837.50            0.15
  251        ESIO      Electro Scientific Inds               100           4,675.00            0.15
  252        PSQL      Platinum Software                     100           1,337.50            0.15
  253        IFSIA     Interface Inc'A'                      100           1,012.50            0.15
  254        GGG       Graco Inc                             100           2,631.25            0.15
  255        TBL       Timberland Co Cl'A'                   100           4,600.00            0.15
  256        OMI       Owens & Minor                         100           1,618.75            0.15
  257        SWD       Shorewood Packaging                   100           1,981.25            0.15
  258        MIKL      Michael Foods                         100           2,437.50            0.15
  259        RS        Reliance Steel & Aluminum             100           2,787.50            0.15
  260        CAFC      Carolina First Corp                   100           2,293.75            0.15

                                                         40

RANSON UNIT INVESTMENT TRUSTS, SERIES 75
S&P SMALLCAP 600 INDEX TRUST, SERIES 2 - CONTINUED

                                                                                            Theoretical
                                                                                           Percentage (%)
Portfolio                                                                                   of Total
   No.       Symbol    Company Name (1)                    Shares        Cost ($) (1)     Market Value (2)
---------    ------    ----------------                    ------        ------------     ----------------
  261        HTLD      Heartland Express                     100           1,706.25            0.15
  262        CVTY      Coventry Health Care Inc              100             868.75            0.15
  263        EGN       Energen Corp                          100           1,737.50            0.15
  264        UTR       Unitrode Corp                         100           1,606.25            0.15
  265        PGS       Public Service of North Caroli        100           2,500.00            0.15
  266        KMET      KEMET Corp                            100           1,287.50            0.15
  267        VICR      Vicor Corp                            100           1,200.00            0.14
  268        METHA     Methode Electronics 'A'               100           1,412.50            0.14
  269        WWW       Wolverine World Wide                  100           1,143.75            0.14
  270        NRL       Norrell Corp                          100           1,818.75            0.14
  271        MNTR      Mentor Corp                           100           2,062.50            0.14
  272        MCRS      MICROS Systems                        100           3,093.75            0.14
  273        KLIC      Kulicke & Soffa Ind                   100           2,137.50            0.14
  274        AMMB      AMRESCO Inc                           100           1,100.00            0.14
  275        CLC       CLARCOR Inc                           100           2,025.00            0.14
  276        PPP       Pogo Producing                        100           1,225.00            0.14
  277        NBTY      NBTY Inc                              100             725.00            0.14
  278        RYAN      Ryan's Family Steak Hse               100           1,225.00            0.14
  279        BKI       Buckeye Technologies                  100           1,362.50            0.14
  280        NEB       New England Bus Svc                   100           3,387.50            0.14
  281        AORI      American Oncology Resources           100           1,487.50            0.14
  282        CEC       CEC Entertainment Inc                 100           2,693.75            0.14
  283        RBC       Regal-Beloit Corp                     100           2,306.25            0.14
  284        UH        US Home                               100           3,537.50            0.14
  285        BWC       Belden Inc                            100           1,962.50            0.14
  286        MYE       Myers Indus                           100           2,600.00            0.14
  287        SONC      Sonic Corp                            100           2,500.00            0.14
  288        PSUN      Pacific Sunwear of California         100           2,256.25            0.14
  289        YELL      Yellow Corp                           100           1,850.00            0.14
  290        TNP       TNP Enterprises                       100           3,562.50            0.14
  291        RUS       Russ Berrie & Co                      100           2,125.00            0.14
  292        ALOG      Analogic Corp                         100           3,725.00            0.14
  293        NCSS      NCS Healthcare Inc                    100           2,325.00            0.14

                                                         41

RANSON UNIT INVESTMENT TRUSTS, SERIES 75
S&P SMALLCAP 600 INDEX TRUST, SERIES 2 - CONTINUED

                                                                                            Theoretical
                                                                                           Percentage (%)
Portfolio                                                                                   of Total
   No.       Symbol    Company Name (1)                    Shares        Cost ($) (1)     Market Value (2)
---------    ------    ----------------                    ------        ------------     ----------------
  294        COKE      Coca-Cola Bott Consol                 100           5,587.50            0.13
  295        COP       Consolidated Products                 100           1,762.50            0.13
  296        LSTR      Landstar Systems Inc                  100           4,437.50            0.13
  297        TRY       Triarc Cos Cl'A'                      100           1,575.00            0.13
  298        CAKE      Cheesecake Factory                    100           2,312.50            0.13
  299        VPI       Vintage Petroleum                     100             862.50            0.13
  300        GRB       Gerber Scientific                     100           2,000.00            0.13
  301        WSO       Watsco Inc                            100           1,825.00            0.13
  302        SW        Stone & Webster                       100           3,437.50            0.13
  303        SJK       St John Knits                         100           2,675.00            0.13
  304        PXR       Paxar Corp                            100             931.25            0.13
  305        GFD       Guilford Mills                        100           1,731.25            0.13
  306        FGCI      Family Golf Centers                   100           1,718.75            0.13
  307        SVE       Service Experts, Inc                  100           2,543.75            0.13
  308        SOL       Sola International                    100           1,781.25            0.13
  309        TNL       Technitrol, Inc                       100           2,725.00            0.13
  310        HDCO      HADCO Corp                            100           3,300.00            0.13
  311        LBY       Libbey Inc                            100           2,543.75            0.13
  312        PHCC      Priority Healthcare Corp              100           3,500.00            0.13
  313        ADACE     ADAC Laboratories                     100           2,175.00            0.13
  314        INTV      InterVoice                            100           1,581.25            0.13
  315        MCS       Marcus Corp                           100           1,393.75            0.13
  316        HELX      Helix Technology                      100           1,950.00            0.13
  317        IHOP      IHOP Corp                             100           4,400.00            0.12
  318        LI        Lilly Industries 'A'                  100           1,856.25            0.12
  319        SRR       Stride Rite                           100             918.75            0.12
  320        JH        Harland (JH)                          100           1,368.75            0.12
  321        JUNO      Juno Lighting                         100           2,250.00            0.12
  322        DRC       Dain Rauscher Corp                    100           3,356.25            0.12
  323        DP        Diagnostic Products                   100           3,025.00            0.12
  324        UFPI      Universal Forest Products             100           2,012.50            0.12
  325        WDFC      W D-40 Co                             100           2,662.50            0.12
  326        AFWY      Amer Freightways                      100           1,312.50            0.12

                                                         42

RANSON UNIT INVESTMENT TRUSTS, SERIES 75
S&P SMALLCAP 600 INDEX TRUST, SERIES 2 - CONTINUED

                                                                                            Theoretical
                                                                                           Percentage (%)
Portfolio                                                                                   of Total
   No.       Symbol    Company Name (1)                    Shares        Cost ($) (1)     Market Value (2)
---------    ------    ----------------                    ------        ------------     ----------------
  327        BEAV      BE Aerospace                          100           1,706.25            0.12
  328        SNY       Snyder Oil Corp                       100           1,231.25            0.12
  329        TTC       Toro Co                               100           3,181.25            0.12
  330        CDI       CDI Corp                              100           2,118.75            0.12
  331        TSCC      Technology Solutions                  100           1,000.00            0.12
  332        VST       Vanstar Corp                          100             912.50            0.12
  333        UTEK      Ultratech Stepper Inc                 100           1,925.00            0.12
  334        DLGC      Dialogic Corp                         100           2,493.75            0.12
  335        SPF       Standard Pacific                      100           1,350.00            0.12
  336        PCTL      PictureTel Corp                       100           1,037.50            0.12
  337        MSCA      MS Carriers                           100           3,243.75            0.11
  338        TJCO      T J International                     100           2,525.00            0.11
  339        ORG       Organogenesis, Inc                    100           1,343.75            0.11
  340        BHE       Benchmark Electronics                 100           3,412.50            0.11
  341        INSUA     Insituform Technol'A'                 100           1,500.00            0.11
  342        MAM       Maxxim Medical                        100           2,775.00            0.11
  343        MWY       Midway Games Inc                      100           1,056.25            0.11
  344        KRON      Kronos Inc                            100           4,750.00            0.11
  345        GRO       Mississippi Chemical Corp             100           1,487.50            0.11
  346        TREN      Trenwick Group                        100           3,500.00            0.11
  347        PDLI      Protein Design Labs                   100           2,100.00            0.11
  348        ASM       Authentic Fitness                     100           1,693.75            0.11
  349        MDC       MDC Hldgs                             100           2,112.50            0.11
  350        FC        Franklin Covey Co                     100           1,675.00            0.11
  351        CMC       Commercial Metals                     100           2,550.00            0.11
  352        MI        Marshall Indus                        100           2,275.00            0.11
  353        CEM       ChemFirst Inc                         100           2,000.00            0.11
  354        KEX       Kirby Corp                            100           1,787.50            0.11
  355        ZNT       Zenith Natl Insurance                 100           2,187.50            0.11
  356        SIVB      Silicon Valley Bancshares             100           1,800.00            0.11
  357        COG       Cabot Oil & Gas 'A'                   100           1,487.50            0.11
  358        ANLY      Analysts International                100           1,643.75            0.11
  359        CKP       Checkpoint Systems Inc                100           1,181.25            0.11
  360        FRTZ      Fritz Companies                       100           1,012.50            0.11

                                                         43

RANSON UNIT INVESTMENT TRUSTS, SERIES 75
S&P SMALLCAP 600 INDEX TRUST, SERIES 2 - CONTINUED

                                                                                            Theoretical
                                                                                           Percentage (%)
Portfolio                                                                                   of Total
   No.       Symbol    Company Name (1)                    Shares        Cost ($) (1)     Market Value (2)
---------    ------    ----------------                    ------        ------------     ----------------
  361        DBRN      Dress Barn                            100           1,612.50            0.11
  362        GDYS      Goody's Family Clothing               100           1,100.00            0.11
  363        INMT      Intermet Corp                         100           1,425.00            0.11
  364        VOL       Volt Information Sciences             100           2,450.00            0.11
  365        TBI       Tuboscope Inc                         100             812.50            0.10
  366        DAP       Discount Auto Parts                   100           2,181.25            0.10
  367        PTX       Pillowtex Corp                        100           2,568.75            0.10
  368        PDE       Pride Int'l Inc                       100             718.75            0.10
  369        BILL      Billing Concepts Corp                 100             987.50            0.10
  370        FLM       Fleming Companies                     100             937.50            0.10
  371        VALM      Valmont Indus                         100           1,425.00            0.10
  372        KNT       Kent Electronics                      100           1,281.25            0.10
  373        WNC       Wabash National                       100           1,556.25            0.10
  374        XTO       Cross Timbers Oil                     100             781.25            0.10
  375        CURE      Curative Health Services              100           2,787.50            0.10
  376        KAMNA     Kaman Corp Cl'A'                      100           1,500.00            0.10
  377        RYL       Ryland Group                          100           2,412.50            0.10
  378        PWN       Cash Amer Intl                        100           1,412.50            0.10
  379        LUB       Luby's Inc                            100           1,518.75            0.10
  380        IO        Input/Output Inc                      100             700.00            0.10
  381        WGO       Winnebago Indus                       100           1,543.75            0.10
  382        SIII      S3 Inc                                100             684.38            0.10
  383        FILE      FileNet Corp                          100           1,100.00            0.10
  384        PCMS      P-COM Inc                             100             790.63            0.10
  385        BTGC      Bio-Technology General                100             706.25            0.10
  386        MICA      MicroAge Inc                          100           1,700.00            0.10
  387        VNTV      Vantive Corp                          100           1,300.00            0.10
  388        WN        Wynn's Int'l                          100           1,806.25            0.10
  389        SXI       Standex International                 100           2,593.75            0.10
  390        SFAM      SpeedFam Int'l Inc                    100           2,075.00            0.10
  391        ABCW      Anchor Bancorp Wisconsin              100           1,950.00            0.10
  392        SCOR      Syncor Int'l                          100           3,012.50            0.10
  393        SPD       Standard Products                     100           2,037.50            0.09
  394        PKE       Park Electrochemical                  100           3,125.00            0.09

                                                         44

RANSON UNIT INVESTMENT TRUSTS, SERIES 75
S&P SMALLCAP 600 INDEX TRUST, SERIES 2 - CONTINUED

                                                                                            Theoretical
                                                                                           Percentage (%)
Portfolio                                                                                   of Total
   No.       Symbol    Company Name (1)                    Shares        Cost ($) (1)     Market Value (2)
---------    ------    ----------------                    ------        ------------     ----------------
  395        SEI       Seitel, Inc                           100           1,381.25            0.09
  396        SMRT      Stein Mart                            100             712.50            0.09
  397        THO       Thor Industries                       100           2,631.25            0.09
  398        COHR      Coherent Inc                          100           1,356.25            0.09
  399        JSTN      Justin Indus                          100           1,218.75            0.09
  400        DSCP      Datascope                             100           2,100.00            0.09
  401        GOSHA     Oshkosh B'Gosh                        100           1,750.00            0.09
  402        WLV       Wolverine Tube                        100           2,262.50            0.09
  403        DMN       DiMon Inc                             100             712.50            0.09
  404        GHV       Genesis Hlth Ventures                 100             900.00            0.09
  405        MPN       Mariner Post-Acute Network            100             443.75            0.09
  406        APOG      Apogee Enterprises                    100           1,125.00            0.09
  407        SMP       Standard Motor Prod                   100           2,375.00            0.09
  408        NPK       National Presto Ind                   100           4,175.00            0.09
  409        PRMA      Primadonna Resorts                    100           1,062.50            0.09
  410        CHE       Chemed Corp                           100           3,225.00            0.09
  411        TII       Thomas Indus                          100           1,912.50            0.09
  412        SCTT      Scott Technologies, Inc               100           1,700.00            0.09
  413        RGR       Sturm Ruger                           100           1,125.00            0.09
  414        GFF       Griffon Corp                          100             975.00            0.09
  415        BG        Brown Group                           100           1,668.75            0.09
  416        EGLS      Electroglas, Inc                      100           1,512.50            0.09
  417        SKY       Skyline Corp                          100           3,225.00            0.09
  418        NX        Quanex Corp                           100           2,093.75            0.09
  419        MGL       Magellan Health Services              100             937.50            0.09
  420        SEM       General Semiconductor                 100             800.00            0.08
  421        GCX       GC Companies                          100           3,800.00            0.08
  422        MRLL      Merrill Corp                          100           1,775.00            0.08
  423        INVX      Innovex, Inc                          100           1,950.00            0.08
  424        CNE       Connecticut Energy                    100           2,800.00            0.08
  425        BTC       BancTec, Inc                          100           1,462.50            0.08
  426        HRBC      Harbinger Corp                        100             687.50            0.08
  427        BSET      Bassett Furniture                     100           2,181.25            0.08

                                                         45

RANSON UNIT INVESTMENT TRUSTS, SERIES 75
S&P SMALLCAP 600 INDEX TRUST, SERIES 2 - CONTINUED

                                                                                            Theoretical
                                                                                           Percentage (%)
Portfolio                                                                                   of Total
   No.       Symbol    Company Name (1)                    Shares        Cost ($) (1)     Market Value (2)
---------    ------    ----------------                    ------        ------------     ----------------
  428        PESC      Pool Energy Services                  100           1,337.50            0.08
  429        WTR       Aquarion Co                           100           3,725.00            0.08
  430        CONW      Consumers Water                       100           3,075.00            0.08
  431        COO       The Cooper Companies                  100           1,850.00            0.08
  432        CEPH      Cephalon Inc                          100             956.25            0.08
  433        ACAT      Arctic Cat Inc                        100             993.75            0.08
  434        SSAX      System Software                       100             575.00            0.08
  435        RTI       RTI Intl Metals Inc                   100           1,312.50            0.08
  436        CPY       CPI Corp                              100           2,693.75            0.08
  437        OII       Oceaneering Int'l                     100           1,193.75            0.08
  438        ENZ       Enzo Biochem                          100           1,081.25            0.08
  439        APZ       Applied Industrial Technologie        100           1,237.50            0.08
  440        AWR       American States Water Co              100           2,993.75            0.08
  441        CORR      Cor Therapeutics                      100           1,087.50            0.08
  442        JAS.A     Jo-Ann Stores                         100           1,375.00            0.07
  443        NATR      Nature's Sunshine Prod                100           1,425.00            0.07
  444        BW        Brush Wellman                         100           1,562.50            0.07
  445        GNCMA     General Communication                 100             512.50            0.07
  446        NFO       NFO Worldwide Inc                     100           1,193.75            0.07
  447        PIOS      Pioneer Std Electr                    100             950.00            0.07
  448        AZR       Aztar Corp                            100             550.00            0.07
  449        REGN      Regeneron Pharmaceutic                100             800.00            0.07
  450        RBN       Robbins & Myers                       100           2,250.00            0.07
  451        GIX       Global Industrial Technologies        100           1,125.00            0.07
  452        LAWS      Lawson Products                       100           2,293.75            0.07
  453        IMNR      Immune Response Corp                  100           1,043.75            0.07
  454        OXM       Oxford Indus                          100           2,837.50            0.07
  455        NVX       North American Vaccine                100             750.00            0.07
  456        MESA      Mesa Air Group Inc                    100             850.00            0.07
  457        ICST      Integrated Circuit Sys                100           1,975.00            0.07
  458        LDRY      Landry's Seafood                      100             793.75            0.07
  459        PNT       Pennsylvania Enterprises              100           2,350.00            0.07
  460        IMR       IMCO Recycling                        100           1,437.50            0.07

                                                         46

RANSON UNIT INVESTMENT TRUSTS, SERIES 75
S&P SMALLCAP 600 INDEX TRUST, SERIES 2 - CONTINUED

                                                                                            Theoretical
                                                                                           Percentage (%)
Portfolio                                                                                   of Total
   No.       Symbol    Company Name (1)                    Shares        Cost ($) (1)     Market Value (2)
---------    ------    ----------------                    ------        ------------     ----------------
  461        OLOG      Offshore Logistics                    100           1,112.50            0.07
  462        HPK       Hollywood Park                        100             925.00            0.07
  463        SWM       Schweitzer-Mauduit Inc                100           1,493.75            0.07
  464        VITL      Vital Signs                           100           1,862.50            0.07
  465        HRMN      Harmon Indus                          100           2,225.00            0.07
  466        ALN       Allen Telecom Inc                     100             850.00            0.07
  467        RGC       Republic Group Inc                    100           1,962.50            0.07
  468        TLXN      Telxon Corp                           100           1,425.00            0.07
  469        ACO       AMCOL Int'l Corp                      100             843.75            0.07
  470        PZX       Pittston BAX Group                    100           1,118.75            0.07
  471        SMD       Sunrise Medical                       100           1,018.75            0.06
  472        DM        Dames & Moore Group                   100           1,225.00            0.06
  473        CACOA     Cato Corp'A'                          100             806.25            0.06
  474        BAMM      Books-A-Million                       100           1,262.50            0.06
  475        MARY      St Mary Land & Explor                 100           2,025.00            0.06
  476        PLX       Plains Resources                      100           1,300.00            0.06
  477        BDT       Breed Technologies                    100             593.75            0.06
  478        HRH       Hilb,Rogal & Hamilton                 100           1,800.00            0.06
  479        GDI       Gardner Denver, Inc                   100           1,356.25            0.06
  480        HL        Hecla Mining                          100             393.75            0.06
  481        FJC       Fedders Corp                          100             556.25            0.06
  482        WALL      Wall Data                             100           2,125.00            0.06
  483        CAS       Castle (AM)                           100           1,500.00            0.06
  484        TRMB      Trimble Navigation Ltd                100             950.00            0.06
  485        JJSF      J & J Snack Foods                     100           2,325.00            0.06
  486        MWT       McWhorter Technologies                100           1,987.50            0.06
  487        NWK       Network Equip Tech                    100             962.50            0.06
  488        CKE       Carmike Cinemas'A'                    100           1,787.50            0.06
  489        GYMB      Gymboree Corp                         100             837.50            0.06
  490        JBM       Jan Bell Marketing                    100             712.50            0.06
  491        AIZ       Amcast Industrial                     100           2,181.25            0.06
  492        HMX       Hartmarx Corp                         100             575.00            0.06
  493        BBR       Butler Manufacturing                  100           2,637.50            0.06

                                                         47

RANSON UNIT INVESTMENT TRUSTS, SERIES 75
S&P SMALLCAP 600 INDEX TRUST, SERIES 2 - CONTINUED

                                                                                            Theoretical
                                                                                           Percentage (%)
Portfolio                                                                                   of Total
   No.       Symbol    Company Name (1)                    Shares        Cost ($) (1)     Market Value (2)
---------    ------    ----------------                    ------        ------------     ----------------
  494        VLNC      Valence Technology                    100             762.50            0.06
  495        SLMD      SpaceLabs Medical                     100           2,075.00            0.06
  496        UBS       US Bioscience                         100             800.00            0.06
  497        BEAM      Summit Technology                     100             618.75            0.06
  498        TWI       Titan Int'l Inc                       100             918.75            0.06
  499        SWN       Southwestern Energy                   100             768.75            0.06
  500        WHX       WHX Corp                              100           1,075.00            0.05
  501        PVH       Phillips-Van Heusen                   100             700.00            0.05
  502        WKR       Whittaker Corp                        100           1,675.00            0.05
  503        BBA       Bombay Company                        100             500.00            0.05
  504        TNM       Thomas Nelson                         100           1,268.75            0.05
  505        GIBG      Gibson Greetings Inc                  100           1,181.25            0.05
  506        SMPS      Simpson Indus                         100           1,025.00            0.05
  507        CGC       Cascade Natural Gas                   100           1,687.50            0.05
  508        DAN       Daniel Indus                          100           1,062.50            0.05
  509        LNN       Lindsay Mfg Co                        100           1,400.00            0.05
  510        PLAY      Players International                 100             575.00            0.05
  511        CMIC      Calif Microwave                       100           1,193.75            0.05
  512        HOLX      Hologic Inc                           100           1,337.50            0.05
  513        PMRX      Pharmaceutical Marketing              100           1,431.25            0.05
  514        CCBL      C-COR Electronics                     100           1,950.00            0.05
  515        LDL       Lydall Inc                            100           1,125.00            0.05
  516        DLW       Delta Woodside Ind                    100             725.00            0.05
  517        HUF       Huffy Corp                            100           1,462.50            0.05
  518        FLOW      Flow International                    100           1,150.00            0.05
  519        CMIN      Commonwealth Industrials Inc          100           1,043.75            0.05
  520        CUST      CustomTracks Corp                     100           1,106.25            0.05
  521        CYGN      Cygnus, Inc                           100             800.00            0.05
  522        RURL      Rural/Metro Corp                      100           1,137.50            0.05
  523        HKF       Hancock Fabrics Inc                   100             793.75            0.05
  524        KTO       K2 Inc                                100             975.00            0.05
  525        APM       Applied Magnetics                     100             668.75            0.05
  526        KSWS      K Swiss Inc 'A'                       100           2,950.00            0.05

                                                         48

RANSON UNIT INVESTMENT TRUSTS, SERIES 75
S&P SMALLCAP 600 INDEX TRUST, SERIES 2 - CONTINUED

                                                                                            Theoretical
                                                                                           Percentage (%)
Portfolio                                                                                   of Total
   No.       Symbol    Company Name (1)                    Shares        Cost ($) (1)     Market Value (2)
---------    ------    ----------------                    ------        ------------     ----------------
  527        WJ        Watkins-Johnson                       100           2,437.50            0.05
  528        XRIT      X-Rite Inc                            100             750.00            0.05
  529        NAFC      Nash Finch Co                         100           1,387.50            0.04
  530        HLX       Halter Marine Group                   100             531.25            0.04
  531        TSA       Sports Authority                      100             481.25            0.04
  532        BMHC      Building Materials Hldg Corp          100           1,200.00            0.04
  533        BMC       BMC Industries                        100             550.00            0.04
  534        TBY       TCBY Enterprises                      100             637.50            0.04
  535        ASPX      Auspex Systems                        100             568.75            0.04
  536        OSL       O'Sullivan Corp                       100             925.00            0.04
  537        EXBT      Exabyte Corp                          100             637.50            0.04
  538        AGL       Angelica Corp                         100           1,637.50            0.04
  539        TBCC      TBC Corp                              100             675.00            0.04
  540        KWR       Quaker Chemical                       100           1,618.75            0.04
  541        RTEX      RailTex Inc                           100           1,537.50            0.04
  542        LVC       Lillian Vernon                        100           1,550.00            0.04
  543        DGII      Digi International                    100           1,012.50            0.04
  544        BIR       Birmingham Steel                      100             468.75            0.04
  545        CPDN      CompDent Corp                         100           1,350.00            0.04
  546        MSC       Material Sciences                     100             862.50            0.04
  547        TTI       TETRA Technologies                    100             981.25            0.04
  548        HSE       HS Resources                          100             712.50            0.04
  549        CV        Central Vt Pub Svc                    100           1,118.75            0.04
  550        RIVL      Rival Company                         100           1,368.75            0.04
  551        COE       Cone Mills                            100             500.00            0.04
  552        SMSC      Standard Microsystems                 100             787.50            0.04
  553        FFEX      Frozen Food Express Ind Inc           100             750.00            0.04
  554        ITRI      Itron, Inc                            100             850.00            0.04
  555        CYRK      Cyrk Inc                              100             800.00            0.04
  556        TACO      Taco Cabana'A'                        100             900.00            0.04
  557        IAAI      Insurance Auto Auction                100           1,075.00            0.04
  558        POP       Pope & Talbot                         100             875.00            0.03
  559        PENX      Penford Corp                          100           1,587.50            0.03

                                                         49

RANSON UNIT INVESTMENT TRUSTS, SERIES 75
S&P SMALLCAP 600 INDEX TRUST, SERIES 2 - CONTINUED

                                                                                            Theoretical
                                                                                           Percentage (%)
Portfolio                                                                                   of Total
   No.       Symbol    Company Name (1)                    Shares        Cost ($) (1)     Market Value (2)
---------    ------    ----------------                    ------        ------------     ----------------
  560        CDE       Coeur d'Alene Mines                   100             531.25            0.03
  561        NOVN      Noven Pharmaceuticals                 100             525.00            0.03
  562        ALLP      Alliance Pharmaceutical               100             350.00            0.03
  563        ABFS      Arkansas Best                         100             568.75            0.03
  564        SYMM      Symmetricom Inc                       100             706.25            0.03
  565        ATIS      Advanced Tissue Sciences Inc          100             281.25            0.03
  566        BI        Bell Indus                            100           1,131.25            0.03
  567        ATX.A     Cross (AT) CO                         100             631.25            0.03
  568        HGGR      Haggar                                100           1,218.75            0.03
  569        BGR       Bangor Hydro Electric                 100           1,381.25            0.03
  570        TFS       Three-Five Systems                    100           1,368.75            0.03
  571        GOT       Gottschalks Inc                       100             775.00            0.03
  572        STTX      Steel Technologies                    100             812.50            0.03
  573        RSND      Resound Corp                          100             450.00            0.03
  574        USAD      USA Detergents                        100             662.50            0.03
  575        DXYN      Dixie Group Inc                       100             787.50            0.03
  576        GNL       Galey & Lord Inc                      100             712.50            0.02
  577        NSH       Nashua Corp                           100           1,275.00            0.02
  578        KCS       KCS Energy Inc                        100             275.00            0.02
  579        ABPCA     Au Bon Pain'A'                        100             662.50            0.02
  580        SABI      Swiss Army Brands Inc                 100           1,000.00            0.02
  581        SEHI      Southern Energy Homes                 100             625.00            0.02
  582        CGRM      Centigram Communicatio                100           1,100.00            0.02
  583        GLG       Glamis Gold Ltd                       100             200.00            0.02
  584        JBAK      Baker(J) Inc                          100             550.00            0.02
  585        IMG       Intermagnetics Gen'l                  100             618.75            0.02
  586        BNO       Benton Oil & Gas                      100             256.25            0.02
  587        ASHW      Ashworth Inc                          100             537.50            0.02
  588        RAM       Royal Appliance Mfg                   100             375.00            0.02
  589        SPAR      Spartan Motors                        100             587.50            0.02
  590        WALB      Walbro Corp                           100             793.75            0.02
  591        ROIL      Remington Oil & Gas                   100             306.25            0.02
  592        TCSI      TCSI Corp                             100             246.88            0.02

                                                         50

RANSON UNIT INVESTMENT TRUSTS, SERIES 75
S&P SMALLCAP 600 INDEX TRUST, SERIES 2 - CONTINUED

                                                                                            Theoretical
                                                                                           Percentage (%)
Portfolio                                                                                   of Total
   No.       Symbol    Company Name (1)                    Shares        Cost ($) (1)     Market Value (2)
---------    ------    ----------------                    ------        ------------     ----------------
  593        GMP       Green Mountain Pwr                    100           1,037.50            0.02
  594        MB        Molecular Biosystems                  100             293.75            0.02
  595        III       Insteel Industries Inc                100             631.25            0.02
  596        DMRK      Damark International'A                100             837.50            0.02
  597        LECH      Lechters Inc                          100             284.38            0.01
  598        HAUS      Hauser Inc                            100             406.25            0.01
  599        LSB       LSB Industries                        100             312.50            0.01
  600        JII       Johnston Industries                   100             331.25            0.01
                                                                      -------------
                                                                      $1,366,043.75
                                                                      =============

NOTES TO PORTFOLIO

(1)  All or a portion of the Securities may have been deposited in the Trust.
     Any undelivered Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such undelivered Securities. Contracts to purchase Securities were entered into on January 20, 1999 and all have expected settlement dates of January 25, 1999 (see "The Trust Fund"). The market value of each Security is based on the last sale price of the Securities respective Market. As of the Initial Date of Deposit other information regarding the Securities is as follows: Cost to Sponsor:
     $1,369,638; Profit (Loss) to Sponsor:  ($3,594).

(2) The percentage listed under this heading represents each Security's proportionate relationship of all stocks in the Index as published by Standard & Poor's on the day before the Initial Date of Deposit. Because the stocks included in the Index and the value of such stocks may change from time to time, and because the Trust may not be able to duplicate the Index exactly, the percentages set forth above do not represent the actual weighting of each Security in the Trust portfolio on the Initial Date of Deposit or on any subsequent date. See "The Trust Portfolio."

Contents                               Page
ESSENTIAL INFORMATION                    2
THE TRUST FUND                           4
THE TRUST PORTFOLIO                      5
THE S&P SMALLCAP 600 INDEX               7
RISK FACTORS                             9
FEDERAL TAX STATUS                      10
PUBLIC OFFERING OF UNITS                13
 Public Offering Price                  13
 Public Distribution of Units           15
 Sponsor Profits                        17
MARKET FOR UNITS                        17
REDEMPTION                              18
 General                                18
 Computation of Redemption Price        19
RETIREMENT PLANS                        20
UNITHOLDERS                             20
 Ownership of Units                     20
 Distributions to Unitholders           21
 Distribution Reinvestment              22
 Statements to Unitholders              22
 Rights of Unitholders                  23
INVESTMENT SUPERVISION                  23
ADMINISTRATION OF THE TRUST             24
 The Trustee                            24
 The Sponsor                            25
 The Evaluator                          26
 Amendment and Termination              26
 Limitations on Liability               28
EXPENSES OF THE TRUST                   28
LEGAL OPINIONS                          30
INDEPENDENT AUDITORS                    30
REPORT OF INDEPENDENT AUDITORS          31
STATEMENT OF FINANCIAL CONDITION        32
PORTFOLIO                               33
NOTES TO PORTFOLIO                      51

------------------

      RANSON
       UNIT
    INVESTMENT
      TRUSTS

------------------










             Series 2











        PROSPECTUS JANUARY 21, 1999

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

     The facing sheet
     The Prospectus
     The Signatures
     The following exhibits.

1.1.   Trust Agreement.

1.1.1. Standard Terms and Conditions of Trust.  Reference is made to Exhibit
       1.1.1 to the Registration Statement Form S-6 for Ranson Unit Investment Trust, Series 53 (File No. 333-17811) as filed on January 7, 1997.

2.1. Form of Certificate of Ownership (pages three and four of the Standard Terms and Conditions of Trust included as Exhibit 1.1.1).

3.1. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus.

4.1.   Consent of Independent Auditors.

                                   SIGNATURES

     The Registrant, Ranson Unit Investment Trust, Series 75, hereby identifies Ranson Unit Investment Trusts, Series 53 EVEREN Unit Investment Trusts Series 39, Kemper Defined Funds Series 45 and Kemper Equity Portfolio Trusts, Series 1 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ranson Unit Investment Trusts, Series 75 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wichita, and State of Kansas, on the 21st day of January, 1999.


                                  RANSON UNIT INVESTMENT TRUSTS, SERIES 75,
                                      Registrant


                                  By:  RANSON & ASSOCIATES, INC.,
                                      Depositor


                                  By:           ALEX R. MEITZNER
                                      ---------------------------------------
                                                Alex R. Meitzner

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on January 21, 1999 by the following persons, who constitute a majority of the Board of Directors of Ranson & Associates, Inc.


     SIGNATURE                   TITLE
---------------------       --------------------
DOUGLAS K. ROGERS           Executive Vice           )
---------------------       President and Director   )
Douglas K. Rogers

ALEX R. MEITZNER            Chairman of the Board    )
---------------------       of Directors             )
Alex R. Meitzner

ROBIN K. PINKERTON          President, Secretary,    )
---------------------       Treasurer and Director   )     ALEX R. MEITZNER
Robin K. Pinkerton                                     -----------------------
                                                           Alex R. Meitzner

------------------------------------------------------------------------------
An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of The Kansas Tax-Exempt Trust, Series 51 (File No. 33-46376) and Series 52 (File No. 33-47687) and the same are hereby incorporated herein by this reference.


                                      S-2